Exhibit 1

HORIZON ENERGY DEVELOPMENT, INC.
BALANCE SHEET
(Unaudited)

At September 30, 2005
ASSETS
Property Plant & Equipment
Property Plant & Equipment	$45,360
Accumulated D, D & A	(24,678)

Net Property, Plant & Equipment	20,682

Current Assets:
Cash and Temporary Cash Investments	1,218,367
Notes Receivable-Intercompany	143,500,000
Receivables - Net	(17,151)
Accounts Receivable-Intercompany	885,915
Unbilled Utility Revenue	0
Materials/Supplies - Average Cost	0
Prepayments	141,037

Current Assets	145,728,168

Other Assets	0

Total Assets	$145,748,850

CAPITALIZATION & LIABILITIES
Capitalization:
Capital Stock of Subsidiaries	$4,750
Paid in Capital	38,245,591
Earnings Reinvested in Business	14,096,289
Accumulated Other Comprehensive Income	616,823

Total Common Stock Equity	52,963,453
Long-Term Debt Net of Current Portion	0
Notes Payable - Intercompany - Long Term	89,770,000

Total Capitalization	142,733,453

Minority Interest in Foreign Subsidiaries	0

Liabilities:
Notes Payable - Bank & Commercial Paper	0
Notes Payable - Intercompany	0
Long Term Debt Due Current	0
Accounts Payable - Other	77,030
Accounts Payable - Intercompany	3,913,903
Other Accruals & Current Liabilities	1,637,732

Total Current Liabilities	5,628,665

Deferred Credits:
Accumulated Deferred Income Tax	(3,820,306)
Other Deferred Credit	1,207,038

Total Deferred Credits	(2,613,268)

Total Capitalization & Liabilities	$145,748,850